UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

KINGOLD JEWELRY, INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

49579A

 (CUSIP Number)

Famous Grow Holdings Limited
c/o ATC Trustees (BVI) Limited
2nd Floor, Abbott Building
Road Tow
Tortola  BVI

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

December 22, 2009

(Date of Event which Requires Filing of this Statement)

If the person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No.: 49579A

1.	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

Famous Grow Holdings Limited

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) ☐
(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO – Other

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
TO ITEMS 2(d) or 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

BVI

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 35,851,885 (1) 8. Shared Voting Power – 9. Sole Dispositive Power 35,851,885 (1) 10. Shared Dispositive Power -

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

35,851,885 shares of common stock

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

42.9%(1)

14.	TYPE OF REPORTING PERSON

CO – Corporation

(1) Based upon 83,532,777 shares of common stock outstanding as of June 18, 2010 as reported by Kingold Jewelry in a Form S-1 registration statement filed on June 18, 2010.

ITEM 1. SECURITY AND ISSUER.

This statement relates to the common stock, par value $0.001 per share (the "Issuer Common Stock") of Kingold Jewelry, Inc., a Delaware corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 15 Huangpu Science and Technology Park, Jiang'an District, Wuhan, Hubei Province, PRC 430023.

ITEM 2. IDENTITY AND BACKGROUND.

This statement is being filed by Famous Grow Holdings Limited, a BVI corporation (the "Reporting Person"). The Reporting Person’s address is: c/o ATC Trustees (BVI) Limited 2nd Floor, Abbott Building, Road Tow, Tortola, BVI. The Reporting Person is a corporation formed in the British Virgin Islands.

On or about December 22, 2009, the Issuer completed the acquisition of Dragon Lead Group Limited, a BVI corporation (“Dragon Lead”) pursuant to an Agreement and Plan of Reverse Acquisition. The Reporting Person was the majority stockholder of Dragon Lead.  As a result of the acquisition transaction, the Reporting Person received 35,851,885 shares of newly issued common stock of the Issuer in exchange for the Reporting Person’s shares of Dragon Lead.

The Reporting Person has not, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On or about December 22, 2009, the Issuer completed the acquisition of Dragon Lead Group Limited, a BVI corporation (“Dragon Lead”) pursuant to an Agreement and Plan of Reverse Acquisition. The Reporting Person was the majority stockholder of Dragon Lead.  As a result of the acquisition transaction, the Reporting Person received 35,851,885 shares of newly issued common stock of the Issuer in exchange for the Reporting Person’s shares of Dragon Lead.

ITEM 4. PURPOSE OF TRANSACTION.

The Reporting Person does not have any other plans which relate to or would result in any of the items listed herewith (although the Reporting Person reserves the right to develop such plans or proposals). From time to time the Reporting person may acquire additional shares of common stock of the Issuer or dispose of some or all of the shares of the Issuer’s common stock that it owns.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

The Reporting Person has the sole power to vote and dispose of 35,851,885 shares of Issuer Common Stock, representing approximately 42.9% of the 83,532,777 shares of common stock outstanding as of July 18, 2010.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The Reporting Person has no contract, arrangement, understanding or relationship with any other person with respect to any securities of the issuer, including, but not limited to the transfer or voting of any such securities, puts or calls, guarantees or profits, division of profits or loss or the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

None

Signature

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

By /s/ Qian Lei
Qian Lei, Director